Exhibit 4.2

Execution Version

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY           , HAS BEEN OMITTED BECAUSE IT IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE AND CONFIDENTIAL

FIRST AMENDED AND RESTATED
UNCOMMITTED LINE OF CREDIT AGREEMENT

This First Amended and Restated Uncommitted Line of Credit Agreement (as amended or otherwise modified from time to time, this “Agreement”), dated as of October [ ], 2020, is between IMS INTERNET MEDIA SERVICES, INC., a Florida corporation (the “Borrower”) and CITIBANK, N.A. (the “Lender”).

The Borrower and the Lender previously entered into that certain Uncommitted Line of Credit Agreement dated as of October 28, 2019 (the “Original Agreement”) pursuant to which the Lender agreed to consider making loans to the Borrower from time to time. The Lender and the Borrower desire to amend and restate the Original Agreement as set forth herein.

The Borrower and the Lender hereby agree as follows:

1.      (a) The Lender agrees to consider from time to time, from the Effective Date (as defined in Section 8) until November 19. 2021 (such date, or any earlier date pursuant to Section 14, being the “Termination Date”), the Borrower’s requests that the Lender make advances (“Advances”) to it in an aggregate principal amount up to $17,000,000 at any one time outstanding. The proceeds of the Advances are to be used for general corporate purposes of the Borrower and/or its Subsidiaries. The Borrower shall not be obligated to borrow any Advances hereunder. This Agreement is not a commitment to lend any sum under any Advances to the Borrower but rather sets forth the procedures to be used in connection with the Borrower’s requests for the Lender’s making of Advances to it from time to time on or prior to the Termination Date and, if the Lender makes Advances to the Borrower hereunder, the Borrower’s obligations to the Lender with respect thereto.

2.      Each request for an Advance by the Borrower shall be in writing in substantially the form of Exhibit A attached hereto. Each request by the Borrower to the Lender for an Advance based on the LIBOR Rate (as defined in Section 4 herein) (a “LIBOR Rate Advance”) will be given not later than 2:00 P.M. (New York City time) three Business Days (as defined below) prior to the date of such proposed Advance, and each request by the Borrower to the Lender for an Advance based on a Quoted Rate (as defined in Section 4 herein) (a “Quoted Rate Advance”) will be given not later than 11:00 A.M. (New York City time) on the date of such proposed Advance. Each request will specify (i) the date on which the Borrower wishes the Advance to be made (which will be a day of the year on which banks are not required or authorized by law to close in New York City (a “Business Day”)), (ii) the amount it wishes to borrow (which will be in the amount of $1,000,000 or an integral multiple thereof), (iii) the interest period (the “Interest Period”) it wishes to apply to such Advance, and (iv) whether such Advance will be a LIBOR Rate Advance or a Quoted Rate Advance. The duration of each Interest Period will be, with respect to LIBOR Rate Advances, one, two, three, six or twelve months from the date of each Advance, and with respect to Quoted Rate Advances, a term requested by the Borrower and agreed to by the Lender, provided that (x) the Borrower may not select any Interest Period that ends after the Termination Date; (y) whenever the last day of an Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period will be extended to occur on the next succeeding Business Day, provided that, in the case of a LIBOR Rate Advance, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period will occur on the next preceding Business Day; and (z) with respect to a LIBOR Rate Advance, whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period will end on the last Business Day of such succeeding calendar month. If the Lender agrees, in its sole discretion, to make such Advance, it will make such funds available to the Borrower in same day funds by crediting the account specified by the Borrower prior to the making of such Advance.

3.      The Borrower will repay the principal amount of each Advance on the last day of the Interest Period for such Advance, together with accrued interest thereon. The Borrower may prepay any Advance in whole or in part on any Business Day, provided that (i) the Borrower has given the Lender at least three Business Days’ irrevocable written notice of such prepayment (and on the date specified for such prepayment in such notice, the Borrower will prepay the amount of the Advance to be prepaid, together with accrued interest thereon to the date of prepayment and any other applicable amounts payable by the Borrower pursuant to Section 18 herein), and (ii) each partial prepayment will be in a principal amount of at least $1,000,000. On the terms and subject to the conditions hereof, the Borrower may from time to time borrow and repay Advances, and reborrow Advances that were repaid or prepaid.

4.      The Borrower will pay interest on the unpaid principal amount of each Advance from the date of such Advance until such principal amount is paid in full, in the case of a LIBOR Rate Advance, at a rate equal to the LIBOR Rate for the Interest Period for such Advance, and in the case of a Quoted Rate Advance, at a rate equal to the Quoted Rate for such Advance, in each case payable in arrears on the last day of the Interest Period for such Advance and, if such Interest Period is longer than three months, on each day that occurs during such Interest Period every three months from the first day of such Interest Period. Any overdue amount of principal, interest or other amount payable hereunder will bear interest, payable on demand, at the Base Rate (as defined below) plus 2% per annum until paid.

“LIBOR Rate” means, for any Interest Period in relation to a LIBOR Rate Advance, an interest rate per annum equal to the rate per annum obtained by dividing (i) the sum of (x) (a) the applicable Screen Rate (as defined below) as of two Business Days before the first day of the Interest Period of such Advance or (b) if no Screen Rate is available for the Interest Period of such Advance, the Interpolated Screen Rate (as defined below) for such Advance, plus (y) 3.25%, by (ii) a percentage equal to 100% minus the LIBOR Rate Reserve Percentage (as defined below) for such Interest Period. “LIBOR Rate Reserve Percentage” means, for any Interest Period for any LIBOR Rate Advance, the reserve percentage applicable two Business Days before the first day of such Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (having the meaning assigned to such term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time) (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on LIBOR Rate Advances is determined) having a term equal to such Interest Period.

“Screen Rate” means the London interbank offered rate administered by the ICE Benchmark Administration (or any other Person which takes over the administration of that rate) for the relevant currency and period displayed on the ICE Benchmark Administration page of the Bloomberg screen (or any replacement Bloomberg page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Bloomberg; provided that if the Screen Rate is less than zero, for the purposes of this Agreement such Screen Rate shall be deemed to be zero. If such page or service ceases to be available, the Lender may specify another page or service displaying the relevant rate after consultation with the Borrower.

“Interpolated Screen Rate” means, in relation to a LIBOR Rate for any LIBOR Rate Advance, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between (a) the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Advance and (b) the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Advance, in each case as of two Business Days before the first day of such Interest Period of such Advance.

“Quoted Rate” means, for any Quoted Rate Advance, a rate quoted by the Lender and agreed to by the Borrower for such Advance. The Quoted Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. The Lender may make commercial loans or other loans at rates of interest at, above or below the Quoted Rate.

“Base Rate” means a fluctuating rate of interest announced publicly by Citibank, N.A. in New York, New York from time to time as its base rate plus 2.25%. The Base Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. The Lender may make commercial loans or other loans at rates of interest at, above or below the Base Rate.

5.      Promptly after the making of a Quoted Rate Advance, the Lender will send the Borrower a written confirmation of the Quoted Rate and Interest Period therefor. Unless the Borrower objects in writing to the information contained in such confirmation within three Business Days after the Lender’s sending of such confirmation to the Borrower, the Borrower will be deemed to have unconditionally agreed for all purposes to the correctness of such information. If the Borrower so objects to the Quoted Rate set forth in any such confirmation, such Quoted Rate Advance will be payable with interest at the Base Rate. If the Borrower so objects to the Interest Period applicable to any Quoted Rate Advance set forth in any such confirmation, such Quoted Rate Advance will be payable on demand. Any Quoted Rate Advance bearing interest at the Base Rate or payable on demand pursuant to this Section 5 will continue to be an “Advance” for the purposes of this Agreement.

6.      If, due to either (i) the introduction of or any change in or in the interpretation of any law or regulation or (ii) the compliance with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), there is any increase in the cost to the Lender of agreeing to make or making, funding or maintaining Advances, then the Borrower will from time to time, promptly upon the Lender’s demand (and in any event, within 30 days of any such demand), pay to the Lender additional amounts sufficient to compensate the Lender for such increased cost. In addition, if the Lender determines that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) after the date hereof affects or would affect the amount of capital required or expected to be maintained by the Lender or any corporation controlling the Lender and that the amount of such capital is increased by or based upon the existence of Advances hereunder, then, upon the Lender’s demand, the Borrower will immediately pay to the Lender, from time to time as specified by the Lender, additional amounts sufficient to compensate the Lender or such corporation in the light of such circumstances, to the extent that the Lender reasonably determines such increase in capital to be allocable to the existence of the Advances hereunder. A certificate as to such amounts submitted to the Borrower by the Lender will be conclusive and binding for all purposes, absent manifest error. Notwithstanding any other provision of this Agreement, if the introduction of or any change in or in the interpretation of any law or regulation makes it unlawful, or any central bank or other governmental authority asserts that it is unlawful, for the Lender to fund or maintain Advances made hereunder, then, on notice thereof and demand therefor made by the Lender, each Advance will automatically, upon such demand, convert into an Advance accruing interest at the Base Rate. Any Advance accruing interest at the Base Rate will continue to be an “Advance” for the purposes of this Agreement.

7.      The Borrower will make each payment (whether in respect of principal, interest or otherwise) hereunder, irrespective of any right of counterclaim or set-off, not later than 2:00 P.M. (New York City time) on the day when due in U.S. dollars to the Lender at such address as the Lender specifies to the Borrower in same day funds. All computations of interest will be made by the Lender on the basis of a year of 360 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Each determination by the Lender of an interest rate hereunder will be conclusive and binding for all purposes, absent manifest error. Whenever any payment hereunder is stated to be due on a day other than a Business Day, such payment will be made on the next succeeding Business Day, and such extension of time will in such case be included in the computation of payment of interest.

8.      This Agreement will become effective on and as of the first date (the “Effective Date”) on which the Lender has received the following, each in form and substance satisfactory to the Lender, whereupon the funding of Advances may be made to the Borrower:

(a)        a counterpart of this Agreement duly executed by the Lender and the Borrower;

(b)       a fully executed Guaranty by each of the Subsidiary Guarantors thereto (the “Guaranty”) dated as of the Effective Date;

(c)        a fully executed Amendment (the “Security Agreement Amendment”) to the Security Agreement dated as of November 26, 2019 (the “Original Security Agreement”) between the Lender and each Granting Subsidiary (as defined in the Security Agreement) party thereto (the Original Security Agreement as amended by the Security Agreement Amendment, referred to herein as the “Security Agreement”);

(d)       a certificate of the Secretary or Assistant Secretary of each of the Borrower and Httpool Holdings UK Ltd. (“Httpool”) dated as of the Effective Date certifying (i) that attached thereto is a true, complete and correct copy of the by-laws of the Borrower and Httpool, as applicable, as in effect on the date of such certification, (ii) that attached thereto is a true and complete copy of the resolutions adopted by the governing body of the Borrower, Httpool and each Subsidiary Guarantor set forth on Exhibit C, as applicable, authorizing the appropriate execution, delivery and performance of each of this Agreement, the Security Agreement, the Guarantee, and of all other documents evidencing necessary corporate action and governmental and other third party approvals, if any, with respect to this Agreement (collectively, the “Loan Documents”) and the consummation of the transactions contemplated hereby and thereby, and (iii) the names and true signatures of the Borrower’s and Httpool’s officers authorized to sign this Agreement and the other Loan Documents to be delivered hereunder, and to request Advances hereunder;

(e)       good standing certificates (or equivalent certificate of existence if a foreign jurisdiction) for the Borrower and Httpool issued on or about the Effective Date by the Secretary of State of Florida and the applicable governmental registry in England and Wales, and each jurisdiction where the conduct of the Borrower’s and Httpool’s business activities necessitates qualification and in which the failure of such Person to be so qualified would have a material adverse effect on the business, assets, operations, condition (financial or otherwise) or prospects of the Borrower, Httpool and the other Granting Subsidiaries taken as a whole;

(f)        closing certificate signed by a responsible officer of the Borrower, dated the Effective Date, certifying that (i) the representations and warranties set forth in this Agreement and the other Loan Documents are true and correct on and as of such date, (ii) the Borrower is on such date in compliance with all the terms and provisions set forth in this Agreement and the other Loan Documents and (iii) on such date no Default or Event of Default has occurred and is continuing or will result from the Agreement and other Loan Documents becoming effective in accordance with their terms;

(g)       copies of recent lien and judgment searches in the State of Florida and each other jurisdiction reasonably required by the Lender with respect to the Borrower to evidence that, with respect to any existing liens on the Collateral, other than Permitted Liens (as defined in the Security Agreement), all such liens have been terminated or released and are of no further force and effect;

(h)       reasonably satisfactory evidence of the appointment of the Process Agent as contemplated by Section 23 herein;

(i)         confirmation from counsel to the Lender that it has received all reasonable fees, costs and expenses that have accrued through the Effective Date; and

(j)         such other documents, instruments and agreements as the Lender shall reasonably request in connection with the foregoing matters.

9.      Each request by the Borrower for an Advance and the acceptance by the Borrower of the proceeds of such Advance will constitute a representation and warranty by the Borrower that on the date of such Advance the following statements are true:

(a)       the representations and warranties contained in Section 10 and in the other Loan Documents are correct on and as of the date of such Advance, before and after giving effect to such Advance and to the application of the proceeds therefrom, as though made on and as of such date (other than any such representations or warranties that, by their terms, refer to a date other than the date of such Advance), and

(b)        no event has occurred and is continuing, or would result from such Advance or from the application of the proceeds therefrom, that constitutes a Default or an Event of Default.

10.    The Borrower represents, warrants and agrees as follows:

(a)       It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b)       The execution, delivery and performance by the Borrower of this Agreement and the other Loan Documents, and the consummation of the transactions contemplated hereby, are within the Borrower’s corporate powers and authority, have been duly authorized by all necessary corporate action, and do not contravene (i) its by-laws or (ii) any law or any contractual restriction binding on or affecting it.

(c)       No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery and performance by the Borrower of this Agreement or the other Loan Documents.

(d)      This Agreement and the other Loan Documents have each been duly executed and delivered by the Borrower, and are its legal, valid and binding obligation enforceable against the Borrower in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to equitable principles (regardless of whether enforcement is sought in equity or at law).

(e)       The consolidated balance sheet of the Borrower and its Subsidiaries (as defined in the Security Agreement, hereinafter referred to as a “Subsidiary”) as at December 31, 2019, and the related consolidated statements of income and cash flow of the Borrower and its Subsidiaries for the fiscal year then ended, accompanied by an unqualified opinion of the Borrower’s independent certified public accountants, fairly present the consolidated financial condition of the Borrower and its Subsidiaries as at such date and the consolidated results of operations of the Borrower and its Subsidiaries for the period ended on such date, all in accordance with generally accepted accounting principles consistently applied.

(f)        Since December 31, 2019, there has been no material adverse change in the business, assets, operations, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries taken as a whole.

(g)       There is no pending or threatened action, suit, investigation, litigation or proceeding affecting the Borrower or its Subsidiaries before any court, governmental agency or arbitrator that (i) could be reasonably likely to have a material adverse effect on the business, assets, operations, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries taken as a whole, the Lender’s rights and remedies under this Agreement or the other Loan Documents, or the Borrower’s ability to perform its obligations under this Agreement or the other Loan Documents, or (ii) purports to affect the legality, validity or enforceability of this Agreement or the other Loan Documents or the consummation of the transactions contemplated hereby or thereby.

(h)      The Borrower is not an “investment company”, or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended.

(i)        No report, financial statement, certificate or other information furnished (whether in writing or orally) by or on behalf of the Borrower to the Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or the other Loan Documents or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to any projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

(j)        No proceeds of any Advance will be used to purchase or carry any margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System) or to extend credit to others for the purpose of purchasing or carrying any margin stock.

(k)       The Borrower and its Subsidiaries are conducting and will continue to conduct their business in compliance with Anti-Corruption Laws (as defined below). The Borrower and its Subsidiaries have implemented, maintain, and will continue to maintain in effect policies and procedures to ensure compliance by the Borrower and its Subsidiaries and their respective directors, officers, employees, and agents, with Anti-Corruption Laws.

“Anti-Corruption Laws” means all laws, rules, and regulations from time to time, as amended, concerning or relating to bribery or corruption, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and all other applicable anti-bribery and corruption laws.

(l)        None of the Borrower or any of its parents or Subsidiaries, or any of their respective directors, officers, or employees, or to the knowledge of the Borrower, the affiliates or agents of the Borrower or any of their Subsidiaries, is a Sanctioned Person (as defined below), or located, organized, or resident in a Sanctioned Jurisdiction (as defined below).

“Person” means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company, a government or any political subdivision or agency thereof, or any other entity.

“Sanctioned Jurisdiction” means, at any time, a country or territory that is, or whose government is, the subject of Sanctions.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list maintained by any Sanctions Authority, (b) any Person located, organized, or resident in a Sanctioned Jurisdiction, or (c) any other subject of Sanctions, including, without limitation, any Person controlled or 50 percent or more owned in the aggregate, directly or indirectly, by, or acting for or on behalf of, or at the direction of, any such Person or Persons described in the foregoing clauses (a) or (b).

“Sanctions” means economic, trade, or financial sanctions, requirements, or embargoes imposed, administered, or enforced from time to time by any Sanctions Authority.

“Sanctions Authority” means the United States (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State), the United Kingdom (including, without limitation, Her Majesty’s Treasury), the European Union and any EU member state, the United Nations Security Council, and any other relevant sanctions authority.

(m)      The operations of the Borrower and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, as amended, the applicable money laundering statutes of all jurisdictions where the Borrower or any of its Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Borrower or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Borrower, threatened.

(n)      The Borrower is in compliance, in all material respects, with all other applicable laws, including all rules, orders and decrees applicable to it or to its properties.

(o)       No funds used as payment with respect to any Advance have been or will be derived, whether directly or indirectly, from illegal activity.

(p)      The Security Agreement creates, as security for the Secured Obligations (as defined in the Security Agreement), a legal, valid, enforceable and perfected security interest in and lien on all of the Collateral (as defined in the Security Agreement), superior to and prior to the rights of all third Persons and subject to no other liens (other than the Permitted Liens (as defined in the Security Agreement), in favor of the Lender, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to principles of equity, regardless of whether considered in a proceeding of equity or law.

(q)      The Borrower is, individually and together with its Subsidiaries, Solvent on the date hereof, and prior to and after giving effect to each Advance hereunder. “Solvent” shall mean, with respect to any Person on a particular date, that on such date (i) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (ii) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (iii) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature and (iv) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital. For purposes of the definition of “Solvent” above, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing as such time, represents the amount that can reasonably be expected to become an actual or matured liability.

(r)        No Subsidiary of the Borrower is required or permitted, pursuant to the terms and provisions of its respective organizational documents, any other agreement which such Subsidiary is a party or otherwise, to pay dividends or otherwise make distributions to any holder of the equity interests of such Subsidiary absent an affirmative election by the Borrower (or any direct or indirect Subsidiary of the Borrower that is the direct holder of equity interests of such Subsidiary).

11.    So long as any Advance remains unpaid, the Borrower shall:

(a)       comply, and cause each of its Subsidiaries to comply, in all material respects, with all applicable laws, rules, regulations and orders;

(b)       pay and discharge, and cause each of its Subsidiaries to pay and discharge, before the same become delinquent, all taxes, assessments and governmental charges or levies imposed upon the Borrower or any of its Subsidiaries or on the Borrower’s or any of its Subsidiary’s property, other than those being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained;

(c)        preserve and maintain, and cause each of its Subsidiaries to preserve and maintain, its corporate existence, provided that the Borrower and its Subsidiaries may consummate any merger or consolidation permitted under Section 12 herein;

(d)       at any reasonable time and from time to time, permit the Lender, its agents and representatives, to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, the Borrower and any of its Subsidiaries, and to discuss the affairs, finances and accounts of the Borrower and any of its Subsidiaries with any of their officers or directors and with their independent certified public accountants;

(e)       furnish to the Lender (i) as soon as available and in any event within 60 days after the end of each of the first three quarters of each of the Borrower’s fiscal years, unaudited consolidated balance sheets of the Borrower and its Subsidiaries as of the end of such quarter and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, duly certified by the Borrower’s chief financial officer as having been prepared in accordance with generally accepted accounting principles (excluding footnotes), (ii) as soon as available and in any event within 180 days after the end of each of the Borrower’s fiscal years, a copy of the annual audit report for such year for the Borrower and its Subsidiaries, containing consolidated balance sheets of the Borrower and its Subsidiaries as of the end of such fiscal year and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, in each case accompanied by an unqualified opinion of the Borrower’s independent certified public accountants, (iii) as soon as possible and in any event within five Business Days after the occurrence of each Event of Default, and each event which would constitute an Event of Default but for the requirement that notice be given or time elapse or both (a “Default”), continuing on the date of such statement, a statement of the Borrower’s chief financial officer setting forth details of such Default or Event of Default and the action the Borrower has taken or proposes to take with respect thereto, (iv) promptly after the commencement thereof, notice of all actions and proceedings affecting the Borrower or any of its Subsidiaries of the type described in Section 10(g); (v) in connection with the delivery of the financial information pursuant to clause (i) and (ii) herein, a compliance certificate, in the form attached hereto as Exhibit B, evidencing in reasonable detail compliance with Section 11(l); and (vi) such other information respecting the Borrower or any of its Subsidiaries as the Lender may from time to time reasonably request;

(f)        not, nor will any of its parents or Subsidiaries, or any of their respective directors, officers, or employees, or to the knowledge of the Borrower, the affiliates or agents of the Borrower or any of its Subsidiaries, will, directly or indirectly, use any part of any proceeds or lend, contribute, or otherwise make available such proceeds (i) to fund or facilitate any activities or business of or with any Person that, at the time of such funding or facilitation, is a Sanctioned Person, (ii) to fund or facilitate any activities or business of or in any Sanctioned Jurisdiction, (iii) in any manner that would result in a violation by any Person of Sanctions, or (iv) in violation of applicable law, including, without limitation, Anti-Corruption Laws;

(g)       not, and will not permit any of its Subsidiaries to, incur any Debt (as defined below) other than (i) the Debt hereunder and (ii) other Debt so long as following the incurrence of such Debt the Leverage Ratio calculated on a pro forma basis after giving effect to the incurrence of such Debt does not exceed 1.50:1.00;

(h)       not create, incur, assume or permit to exist any lien on any property or asset now owned or hereafter acquired by it, except for Permitted Liens (as defined in the Security Agreement);

(i)        not, and will not permit any Subsidiary to, enter into any transaction of any kind with any Affiliate of the Borrower, other than in the ordinary course of business and on fair and reasonable terms substantially as favorable to the Borrower or such Subsidiary as would be obtainable by the Borrower or such Subsidiary at the time in a comparable arm’s-length transaction with a Person other than an Affiliate;

(j)        not, and will not permit any Subsidiary to, make any investments other than (i) the anticipated Acquisition of 100% of the Voting Stock of Connect Ads DMCC (Dubai-UAE) and (ii) investments in, or the formation of, any Granting Subsidiary;

(k)        not merge (unless the Borrower is the survivor), or consolidate with or into, divide or convey, transfer, lease or otherwise dispose of (whether in one transaction or a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) exclusive of disposition of assets in the ordinary course of business to any Person, or permit any of its Granting Subsidiaries to do so, except that (i) any of the Borrower’s Granting Subsidiaries may merge into or consolidate with another of the Borrower’s Granting Subsidiaries, (ii) any of the Borrower’s Granting Subsidiaries may merge into or consolidate with the Borrower so long as the Borrower is the survivor, and (iii) any of the Borrower’s Granting Subsidiaries may dispose of assets to the Borrower, provided in each case that no Event of Default or Default shall have occurred and be continuing at the time of such proposed transaction or would result therefrom; and

(l)        non permit the Leverage Ratio, as of the last day of any fiscal quarter, to be greater than 1.50:1.00.

12.    [Reserved]

13.    If any of the following events occurs and is continuing (“Events of Default”):

(a)       the Borrower fails to pay any principal of any Advance when the same becomes due and payable or the Borrower fails to pay any interest on any Advance or make any other payment under this Agreement or any other Loan Document within three Business Days of when such amount is due and payable;

(b)       any representation or warranty made by the Borrower herein, in any other Loan Document or in connection with this Agreement proves to have been incorrect in any material respect when made;

(c)        the Borrower fails to perform or observe any term, covenant or agreement contained in Section 11 herein, or the Borrower fails to perform or observe any other term, covenant or agreement hereof or in any other Loan Document on the Borrower’s part to be performed or observed if such failure remains unremedied for 30 days after written notice thereof has been given to the Borrower by the Lender;

(d)       the Borrower or any of its Subsidiaries (i) defaults in any payment of principal of or interest on any of its respective Debt (as defined below) (other than the Advances), or in the payment of any Hedge Termination Obligation (as defined below), beyond the period of grace, if any, provided in the instrument or agreement under which such Debt or Hedge Termination Obligation was created; or (ii) defaults in the observance or performance of any other agreement or condition relating to any such Debt or Hedge Termination Obligation or contained in any instrument or agreement relating thereto, or any other event occurs or condition exists, the effect of which default or other event or condition is to cause, or to permit the holder(s) of such Debt or Hedge Termination Obligation to cause, with the giving of notice if required, such Debt to become due prior to its stated maturity or such Hedge Termination Obligation to become payable; provided, that no Default or Event of Default will exist under this subsection (d) unless the aggregate amount of Debt and/or Hedge Termination Obligations in respect of which any default or other event or condition referred to in this subsection (d) has occurred is equal to at least $500,000;

(e)        the Borrower or any of its Subsidiaries generally does not pay its debts as such debts become due, or admits in writing its inability to pay its debts generally, or makes a general assignment for the benefit of creditors; or any proceeding is instituted by or against the Borrower or any of its Subsidiaries seeking to adjudicate the Borrower or such Subsidiary a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of the Borrower or such Subsidiary or the Borrower’s or such Subsidiary’s debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a custodian, receiver, trustee or other similar official for the Borrower or such Subsidiary or for any substantial part of the Borrower’s or such Subsidiary’s property, and, in the case of any such proceeding instituted against the Borrower or such Subsidiary (but not instituted by the Borrower or such Subsidiary), either such proceeding remains undismissed or unstayed for a period of 30 days, or any of the actions sought in such proceeding (including without limitation, the entry of an order for relief against, or the appointment of a conservator, receiver, trustee, custodian or other similar official for, the Borrower or such Subsidiary or for any substantial part of the Borrower’s or such Subsidiary’s property) occurs; or the Borrower or any of its Subsidiaries takes any corporate action to authorize any of the actions set forth above in this subsection (e);

(f)        one or more judgments or orders for the payment of money in excess of $2,000,000 in the aggregate is rendered against the Borrower or any of its Subsidiaries and either (i) enforcement proceedings are commenced by any creditor upon such judgment or order or (ii) there is any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, is not in effect;

(g)       any lien purported to be created by the Security Agreement shall cease to be, or shall be asserted by the Borrower or any of its Subsidiaries not to be, a valid and perfected lien on any material portion of the Collateral, with the priority required by the Security Agreement; or

(h)     (i) Calydon Ltd., a Bahamian company, with Christian Gaston Taratuta as the sole director thereof, ceases to beneficially own at least 40% of the outstanding Voting Stock of the Borrower or (ii) Latam Media Holdings LLC ceases to beneficially own at least 51% of the outstanding Voting Stock of the Borrower;

then, and in any such event, the Lender may, by notice to the Borrower, declare all amounts payable under this Agreement to be forthwith due and payable, whereupon such amounts will become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided, however, that in the case of any of the Events of Default specified in Section 13(e) above with respect to the Borrower, all amounts payable under this Agreement will automatically become and be due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by the Borrower.

14.    For purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition” means, as to any Person, the purchase or other acquisition (in one transaction or a series of transactions, including through a merger) of the equity interests of another Person or the property, assets or business of another Person or of the assets constituting a business unit, line of business or division of another Person.

“Consolidated Debt” means, as of any date of determination, the aggregate principal amount of Debt of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period plus, without duplication and to the extent deducted in determining Consolidated Net Income for such period, the sum of (i) interest expense, (ii) provision for taxes based on income (including withholding taxes) according to auditors definition and other taxes, (iii) depreciation expense, (iv) amortization expense, (v) unusual or non-recurring charges, expenses or losses and (vi) other non-cash charges, expenses or losses (excluding any such non-cash charge to the extent it represents an accrual or reserve for potential cash charge in any future period or amortization of a prepaid cash charge that was paid in a prior period), minus, to the extent included in determining Consolidated Net Income for such period, the sum of (x) unusual or non-recurring gains and non-cash income, (y) any other non-cash income or gains increasing Consolidated Net Income for such period (excluding any such non-cash gain to the extent it represents the reversal of an accrual or reserve for potential cash charge in any prior period) and (z) any gains realized from the disposition of property outside of the ordinary course of business, all as determined on a consolidated basis. For the purpose of calculating Consolidated EBITDA for any period, if during such period the Borrower or any Subsidiary shall have consummated an Acquisition, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Acquisition occurred on the first day of such period.

“Consolidated Net Income” means, for any period, the consolidated net income (or loss) of the Borrower and its Subsidiaries on a consolidated basis in accordance with GAAP; provided that there shall be excluded (i) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of the Borrower or is merged into or consolidated with the Borrower or any of its Subsidiaries and (ii) the affiliate income (or deficit) attributable to any Non-Consolidated Subsidiary as determined in accordance with GAAP.

“Consolidated Subsidiary” means any direct or indirect Subsidiary of the Borrower that is consolidated with the Borrower in accordance with GAAP.

“Debt” of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person to pay the deferred purchase price of services, except trade accounts payable arising in the ordinary course of business, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (v) all obligations of such Person as lessee under leases that have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases, (vi) all obligations, contingent or otherwise, of such Person in respect of acceptances, letters of credit or similar extensions of credit, (vii) all Debt of others guaranteed directly or indirectly in any manner by such Person, and (viii) all Debt of others secured by a lien or other encumbrance on any asset of such Person, whether or not such Person has assumed or become liable for the payment of such Debt.

“GAAP” means United States generally accepted accounting principles as in effect as of the date of determination thereof.

“Hedge Termination Obligation” means any termination amount or other amount payable by the Borrower or any of its Subsidiaries upon the early termination, by reason of the occurrence of a default or other termination event, under any interest rate swap, cap or collar agreement, interest rate future or option contract, currency swap agreement, currency future or option contract or other similar agreement.

“Leverage Ratio” means, on any date, the ratio of (i) Consolidated Debt as of such date to (ii) Consolidated EBITDA for the most recently ended period of four consecutive fiscal quarters of the Borrower for which financial statements have been delivered pursuant to Section 11(e)(i) and (ii).

“Non-Consolidated Subsidiary” means and direct or indirect Subsidiary of the Borrower that is not a Consolidated Subsidiary.

“Voting Stock” means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or Persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

15.   Upon receipt of written notice from the Borrower or the Lender to the other party hereto, which notice may be given at any time prior to the Termination Date, the Lender will no longer consider the Borrower’s requests for Advances hereunder, provided however, that such notice will not affect the Borrower’s obligations with respect to Advances outstanding at the time of such notice. The Lender may amend or modify the terms and conditions of this Agreement at any time without prior notice to the Borrower and without the Borrower’s consent, but no such amendment or modification will affect the Borrower’s obligations with respect to Advances outstanding at the time of such amendment or modification. At the time the Borrower makes a request for an Advance, the Lender agrees to notify the Borrower in writing of any such amendment or modification, provided that neither the Lender’s agreement to so notify the Borrower, nor the Lender’s failure to so notify the Borrower, will affect the uncommitted nature of this Agreement.

16.    All notices and other communications provided for hereunder will be in writing (including fax or e-mail communication) and mailed, faxed, e-mailed or delivered, if to the Borrower, at its address at           , Attention:           , its President and CEO, with a copy to           , its Vice President; if to the Lender, at its address at           , Attention:            , Global Subsidiaries Group; or, as to either party, at such other address as is designated by such party in a written notice to the other party. All such notices and communications will, when mailed, faxed or e-mailed, be effective three Business Days after deposit in the mails, or when faxed or e-mailed, respectively, except that (i) notices and communications pursuant to Section 14 herein will not be effective until received by the other party and (ii) notices and communications to the Lender pursuant to Sections 2 or 3 herein will not be effective until received by the Lender.

17.    No failure on the Lender’s part to exercise, and no delay in exercising, any right hereunder will operate as a waiver thereof; nor will any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

18.    (a) The Borrower agrees to pay on demand all of the Lender’s reasonable out-of-pocket costs and expenses (including without limitation, reasonable outside counsel fees and expenses) in connection with the preparation, execution, delivery, administration, modification, amendment and enforcement (whether through negotiations, legal proceedings or otherwise) of this Agreement or any other Loan Document.

(b)    The Borrower will indemnify and hold harmless the Lender, its affiliates and each of its and their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including without limitation, reasonable fees and disbursements of outside counsel), that may be incurred by or asserted or awarded against any Indemnified Party (including without limitation, in connection with any investigation, litigation or proceeding, or the preparation of a defense in connection therewith), in each case arising out of or in connection with this Agreement or any other Loan Document, any of the transactions contemplated hereby or any actual or proposed use of the proceeds of the Advances, except to the extent such claim, damage, loss, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence or willful misconduct. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 18 applies, such indemnity will be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, any of its directors, security holders or creditors, an Indemnified Party or any other Person, or any Indemnified Party is otherwise a party thereto, and whether or not the transactions contemplated hereby are consummated.

(c)    No Indemnified Party will have any liability (whether in contract, tort or otherwise) to the Borrower or any of its security holders or creditors for or in connection with the transactions contemplated hereby, except for direct damages (as opposed to special, indirect, consequential or punitive damages (including without limitation, any loss of profits, business or anticipated savings)) determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.

19.    If the Borrower makes any payment of principal of any Advance on any day other than the last day of the Interest Period applicable thereto (as a result of a prepayment, acceleration, conversion of the interest rate for any Advance to the Base Rate pursuant to Sections 5 or 6 herein, or otherwise), or if the Borrower fails to borrow or prepay any Advance after the Borrower has given the Lender notice thereof, and, in the case of a borrowing, the Lender has agreed to make such Advance after Borrower’s written request for such Advance, the Borrower will, upon demand by the Lender, pay the Lender any amounts required to compensate the Lender for any losses, costs or expenses that the Lender may reasonably incur as a result of such payment or failure to borrow or prepay (such amounts, the “Break-Funding Costs”).

20.    This Agreement is binding upon and will inure to the benefit of the Borrower, the Lender and their respective successors and assigns, except that the Borrower will not have the right to assign the Borrower’s rights or obligations hereunder or any interest herein without the Lender’s prior written consent. The Lender may, with the written consent of the Borrower (which consent will not be unreasonably withheld, and which consent will not be required during the existence of a Default or Event of Default), assign to one or more persons all or a portion of its rights and obligations under this Agreement, provided that the consent of the Borrower will not be required in connection with an assignment to an affiliate of the Lender. Notwithstanding any other provisions set forth in this Agreement, the Lender may at any time create a security interest in all or any portion of the Lender’s rights under this Agreement, including without limitation, in favor of any Federal Reserve Bank.

21.    This Agreement and any right, remedy, obligation, claim, controversy, dispute or cause of action (whether in contract, tort or otherwise) based upon, or arising out of or relating to this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles that would lead to the application of laws other than the law of the State of New York. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same agreement .Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement constitutes the entire contract among the parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written with respect thereto.

22.    The Borrower irrevocably and unconditionally (a) agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or in equity, whether in contract, tort or otherwise, against the Lender arising out of or in any way relating to this Agreement or the transactions contemplated hereby in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, (b) submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such federal court, (b) waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any such action, litigation or proceeding arising out of or relating to this Agreement in any court referred to in this Section, (d) waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action, litigation or proceeding in any such court and (e) consents to the service of any process, summons, notice or document in any such action, litigation or proceeding by registered mail addressed to the Borrower at its address specified in Section 16 herein or to the Process Agent pursuant to Section 23 herein. A final judgment in any such action, litigation or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing herein will affect the right of the Lender to serve legal process in any other manner permitted by law or affect the Lender’s right to bring any action, litigation or proceeding against the Borrower or its property in the courts of other jurisdictions. To the extent that the Borrower has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Borrower irrevocably waives such immunity in respect of its obligations under this Agreement.

23.    The Borrower hereby irrevocably appoints CT Corporation System (the “Process Agent”) with an office at 28 Liberty Street, New York, NY 10005, United States, as its agent to receive on behalf of it and its property service of copies of any process , summons, notice or document in any such action, litigation or proceeding. Such service may be made by mailing or delivering a copy of such process to the Borrower in care of the Process Agent, and the Borrower hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. The Borrower will not change the address of the Process Agent without the prior written consent of the Lender.

24.    If an Event of Default has occurred and be continuing, the Lender and each of its affiliates is authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by the Lender or any of its affiliates to or for the Borrower’s credit or account against any and all of the Borrower’s obligations now or hereafter existing under this Agreement or any other Loan Document, irrespective of whether the Lender has made demand under this Agreement and although such obligations may be unmatured. The Lender’s rights under this Section 24 are in addition to other rights and remedies (including without limitation, other rights of set-off) which the Lender may have.

25.   Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Advances or the Lender’s actions in the negotiation, administration, performance or enforcement hereof or thereof.

26.            This agreement hereby amends and restates in its entirety the Original Agreement. Neither the execution, delivery and acceptance of this Agreement nor any of the terms, covenants, conditions or other provisions set forth herein are intended, nor shall they be deemed or construed, to effect a novation of any liens or a release or discharge of any Obligations any Collateral. Such Obligations outstanding under the Original Agreement shall continue in all respects and shall be hereinafter evidenced by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

IMS INTERNET MEDIA SERVICES, INC.

By:
Name:
Title:	President and CEO

CITIBANK, N.A.

By:
Name:
Title:	Vice President

[Signature Page to Amended and Restated Credit Agreement]